SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

TWIN FACES EAST ENTERTAINMENT CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

901481 10 1

(CUSIP Number)

March 9, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 901481 10 1	Page 2 of 5

1        NAME OF REPORTING PERSON

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Frank McEnulty

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a) [ ]

         (b) [ ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER	879,000

	(6)	SHARED VOTING POWER	43,000 (1)

	(7)	SOLE DISPOSITIVE POWER	879,000

	(8)	SHARED DISPOSITIVE POWER	43,000 (1)

(1) Mr. McEnulty jointly owns these shares with his wife.

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          922,000 - Common Stock

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.88% - Common Stock

12      TYPE OF REPORTING PERSON*

         (IN) INDIVIDUAL

CUSIP No. 901481 10 1	Page 3 of 5

ITEM 1.

(a)    Name of Issuer:

        Twin Faces East Entertainment Corporation

(b)    Address of Issuer's Principal Executive Offices:

        2857 Hartwick Pines Dr.

        Henderson, Nevada 89052

ITEM 2.

(a)    Name of Person Filing:

        Frank McEnulty

(b)    Address or Principal Business Office or, if none, Residence:

        3261 Julian Avenue

        Long Beach, California 90808

(c)    Citizenship:

        United States Citizen

(d)    Title of Class of Securities:

        Common Stock, $0.001 par value

(e)    CUSIP No.:

        901481 10 1

ITEM 3.

        NOT APPLICABLE

ITEM 4. OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        a. Amount Beneficially Owned: 922,000 - Common Stock

        b. Percent of class: 7.88% - Common Stock

CUSIP No. 901481 10 1	Page 4 of 5

        c.  Number of shares as to which such person has:

            i.      Sole power to vote or to direct the vote: 879,000

            ii.     Shared power to vote or to direct the vote: 43,000 (1)

            iii.    Sole power to dispose or to direct the disposition of: 879,000

            iv.    Shared power to dispose or to direct the disposition of: 43,000 (1)

(1) Mr. McEnulty jointly owns these shares with his wife.

ITEM 5. Ownership of 5 Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

ITEM 6. Ownership of More than 5 Percent on Behalf of Another Person

        NOT APPLICABLE

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

        NOT APPLICABLE

ITEM 8. Identification and Classification of Members of the Group

        NOT APPLICABLE

ITEM 9. Notice of Dissolution of Group

        NOT APPLICABLE

ITEM 10. Certifications

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 901481 10 1	Page 5 of 5

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2005	By: /s/ Frank McEnulty
Frank McEnulty